Exhibit 23.2

Petroleum Engineer Consent and Report Certificate of Qualification

We consent to the use of the name Forrest A. Garb & Associates, Inc., to references to Forrest A. Garb & Associates, Inc. as independent petroleum engineers, and to the inclusion of information taken from our reports dated March 26, 2014 and March 20, 2013, as supplemented, related to Starboard Resources, Inc.’s properties in Texas and Oklahoma in the form and context in which they appear in Registration Statement No. 333-191139, as amended, of Starboard Resources, Inc. on Post-Effective Amendment No. 2 to Form S-1/A and related prospectus that is a part thereof. We further consent to the reference to this firm under the heading “EXPERTS” in the Registration Statement and related prospectus.

Very truly yours,

/s/ Forrest A. Garb & Associates, Inc.
Forrest A. Garb & Associates, Inc. Texas Registered Engineering Firm F-629
April 23, 2014